# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: RUBRIK, INC., CIK 0001943896
CUSIP: 781154109
Title of class of securities: Class A Common Stock, $0.000025 par value
Address of issuer's principal executive offices: 3495 Deer Creek Road, Palo Alto, California (CA), 94304
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-24-119273
Filed by CIK 0001539061

## Reporting persons
- Lightspeed Venture Partners IX, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,121,772; sole dispositive power 0; shared dispositive power 3,121,772; aggregate amount beneficially owned 3,121,772 (1.9% of the class)
- Lightspeed General Partner IX, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,121,772; sole dispositive power 0; shared dispositive power 3,121,772; aggregate amount beneficially owned 3,121,772 (1.9% of the class)
- Lightspeed Ultimate General Partner IX, Ltd.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,121,772; sole dispositive power 0; shared dispositive power 3,121,772; aggregate amount beneficially owned 3,121,772 (1.9% of the class)
- Lightspeed SPV I, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,410,445; sole dispositive power 0; shared dispositive power 1,410,445; aggregate amount beneficially owned 1,410,445 (0.9% of the class)
- Lightspeed SPV I-B, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,110,100; sole dispositive power 0; shared dispositive power 1,110,100; aggregate amount beneficially owned 1,110,100 (0.7% of the class)
- Lightspeed SPV I-C, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 777,013; sole dispositive power 0; shared dispositive power 777,013; aggregate amount beneficially owned 777,013 (0.5% of the class)
- LS SPV Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,297,558; sole dispositive power 0; shared dispositive power 3,297,558; aggregate amount beneficially owned 3,297,558 (2% of the class)
- Lightspeed Venture Partners Select II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 724,730; sole dispositive power 0; shared dispositive power 724,730; aggregate amount beneficially owned 724,730 (0.4% of the class)
- Lightspeed General Partner Select II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 724,730; sole dispositive power 0; shared dispositive power 724,730; aggregate amount beneficially owned 724,730 (0.4% of the class)
- Lightspeed Ultimate General Partner Select II, Ltd.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 724,730; sole dispositive power 0; shared dispositive power 724,730; aggregate amount beneficially owned 724,730 (0.4% of the class)

## Item 1. Issuer
Name of issuer: RUBRIK, INC.
Address of issuer's principal executive offices: 3495 Deer Creek Road, Palo Alto, CA, 94304.

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") are:

Lightspeed Venture Partners IX, L.P. ("Lightspeed IX")
Lightspeed General Partner IX, L.P. ("LGP IX")
Lightspeed Ultimate General Partner IX, Ltd. ("LUGP IX")
Lightspeed SPV I, LLC ("Lightspeed SPV I")
Lightspeed SPV I-B, LLC ("Lightspeed SPV I-B")
Lightspeed SPV I-C, LLC ("Lightspeed SPV I-C")
LS SPV Management, LLC ("LS SPV")
Lightspeed Venture Partners Select II, L.P. ("Lightspeed Select II")
Lightspeed General Partner Select II, L.P. ("LGP Select II")
Lightspeed Ultimate General Partner Select II, Ltd. ("LUGP Select II")

The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G/A.
Address of principal business office or, if none, residence:
c/o Lightspeed Venture Partners
2200 Sand Hill Road
Menlo Park, CA 94025
Citizenship:
Lightspeed IX Cayman Islands
LGP IX Cayman Islands
LUGP IX Cayman Islands
Lightspeed SPV I Delaware
Lightspeed SPV I-B Delaware
Lightspeed SPV I-C Delaware
LS SPV Delaware
Lightspeed Select II Cayman Islands
LGP Select II Cayman Islands
LUGP Select II Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Row 9 of each Reporting Person's cover page to this Schedule 13G/A sets forth the aggregate number of shares of Class A common stock of the Issuer beneficially owned by such Reporting Person as of June 30, 2026 and is incorporated by reference.

The Reporting Persons' ownership of the Issuer's securities consists of (i) 3,121,772 shares of Class B common stock directly held by Lightspeed IX; (ii) 1,410,445 shares of Class B common stock directly held by Lightspeed SPV I; (iii) 1,110,100 shares of Class B common stock directly held by Lightspeed SPV I-B; (iv) 777,013 shares of Class B common stock directly held by Lightspeed SPV I-C; and (v) 724,730 shares of Class B common stock directly held by Lightspeed Select II. Collectively, the Reporting Persons beneficially own an aggregate of 7,144,060 shares of Class B common stock.

LUGP IX serves as the sole general partner of LGP IX, which serves as the sole general partner of Lightspeed IX. LS SPV serves as the manager of each of Lightspeed SPV I, Lightspeed SPV I-B and Lightspeed SPV I-C. LUGP Select II serves as the sole general partner of LGP Select II, which serves as the sole general partner of Lightspeed Select II.
Percent of class:
Row 11 of each Reporting Person's cover page to this Schedule 13G/A sets forth the percentages of the shares of Class A common stock of the Issuer beneficially owned by such Reporting Person as of June 30, 2026 and is incorporated by reference.

Collectively, the Reporting Persons beneficially own 3.5% of the common stock and 4.2% of the Class A common stock. The foregoing percentages are based upon a total of 208,209,919 shares of common stock (163,338,116 shares of Class A common stock and 44,871,803 shares of Class B common stock) outstanding as of May 31, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on June 5, 2026. With respect to the percentage of Class A common stock, the shares outstanding, in each case, has been adjusted in accordance with rules of the SEC, to reflect the issuance of 2,381,353 shares of Class A common stock subsequent to May 31, 2026 upon conversion of shares of Class B common stock by the Reporting Persons and to give effect to the full conversion of Class B common stock beneficially owned by such Reporting Person.
Sole power to vote or to direct the vote: Row 5 of each Reporting Person's cover page to this Schedule 13G/A sets forth the sole power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2026 and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of each Reporting Person's cover page to this Schedule 13G/A sets forth the shared power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2026 and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of each Reporting Person's cover page to this Schedule 13G/A sets forth the sole power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2026 and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of each Reporting Person's cover page to this Schedule 13G/A sets forth the shared power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2026 and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement

## Signatures
- Lightspeed Venture Partners IX, L.P.: /s/ Ravi Mhatre, See Note 1 (08/14/2026)
- Lightspeed General Partner IX, L.P.: /s/ Ravi Mhatre, By Lightspeed Ultimate General Partner IX, Ltd., its General Partner, By Ravi Mhatre, Director (08/14/2026)
- Lightspeed Ultimate General Partner IX, Ltd.: /s/ Ravi Mhatre, By Ravi Mhatre, Director (08/14/2026)
- Lightspeed SPV I, LLC: /s/ Ravi Mhatre, By LS SPV Management, LLC, its Manager, By Ravi Mhatre, Managing Member (08/14/2026)
- Lightspeed SPV I-B, LLC: /s/ Ravi Mhatre, By LS SPV Management, LLC, its Manager, By Ravi Mhatre, Managing Member (08/14/2026)
- Lightspeed SPV I-C, LLC: /s/ Ravi Mhatre, By LS SPV Management, LLC, its Manager, By Ravi Mhatre, Managing Member (08/14/2026)
- LS SPV Management, LLC: /s/ Ravi Mhatre, By Ravi Mhatre, Managing Member (08/14/2026)
- Lightspeed Venture Partners Select II, L.P.: /s/ Ravi Mhatre, See Note 2 (08/14/2026)
- Lightspeed General Partner Select II, L.P.: /s/ Ravi Mhatre, By Lightspeed Ultimate General Partner Select II, Ltd., its General Partner, By Ravi Mhatre, Director (08/14/2026)
- Lightspeed Ultimate General Partner Select II, Ltd.: /s/ Ravi Mhatre, By Ravi Mhatre, Director (08/14/2026)
Comment: Note 1: By Lightspeed General Partner IX, L.P., its General Partner, By Lightspeed Ultimate General Partner IX, Ltd., its General Partner, By Ravi Mhatre, Director

Note 2: By Lightspeed General Partner Select II, L.P., its General Partner, By Lightspeed Ultimate General Partner Select II, Ltd., its General Partner, By Ravi Mhatre, Director